EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Net income from continuing operations	$350	$355	$319	$357	$350
Add (deduct):
Income tax (benefit) expense	(103)	(99)	(17)	(49)	(27)
Total fixed charges	162	153	166	163	165
	59	54	149	114	138

Total earnings available for fixed charges	$409	$409	$468	$471	$488

Fixed charges:
Interest on long-term debt	$150	$142	$157	$155	$155
Other interest expense	1	1	1	1	3
Estimated interest portion of rental expense	11	10	8	7	7
Total fixed charges	$162	$153	$166	$163	$165

Ratio of earnings to fixed charges	2.5	2.7	2.8	2.9	3.0